UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2011
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: o

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated January 19, 2011.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: January 19, 2011

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated January 19, 2011

Exhibit 1

Elbit Systems' Brazilian Subsidiary, Aeroeletrônica, Awarded a Contract to Supply Hermes® 450 Unmanned Aircraft Systems to the Brazilian Air Force

The project is a part of the Brazilian Air Forces' objective to establish independent UAS capabilities

Haifa, Israel, January  19, 2011 - Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems") announced today that its Brazilian subsidiary, Aeroeletrônica Ltda. ("AEL"), was awarded a contract to supply Hermes® 450 Unmanned Aircraft Systems (UAS) to the Brazilian Air Force. The contract is not in an amount that is material to Elbit Systems.

This project is a part of the Brazilian Air Forces' objective to establish independent UAS capabilities, allowing for self-reliant operation and development of UAS in Brazil. Located in Porto Alegre in southern Brazil, AEL performs a variety of projects for the Brazilian Air Force, as well as other branches of the Brazilian Armed Forces.

Hermes® 450 is an experienced and mature UAS that has, to date, accumulated over 200,000 operational flight hours in various arenas worldwide. Its capabilities are suitable both for homeland security and anti-terror missions, and it can be equipped with a variety of advanced sensors, according to customers' requirements. As part of the development of the Brazilian Air Forces' future UAS, AEL will utilize technological capabilities of its parent company, Elbit Systems, and will also work with local Brazilian industries.

Joseph Ackerman, President and CEO of Elbit Systems, commented: "We are extremely proud of the Brazilian Air Force’s selection of Elbit Systems UAS, a decision that marks yet another significant milestone in AEL's long-time collaboration with the Air Force. The Brazilian Air Force is considered a global leader, and the selection attests to the quality and maturity of our UAS, currently operational with more than 20 customers worldwide." Ackerman added: "We hope this new project will further strengthen the cooperation between AEL and the Brazilian Air Force, as well as other Brazilian customers, and will be an incentive for future collaborations."

About Aeroeletrônica – Elbit Systems’ subsidiary in Porto Alegre
Located in Porto Alegre (the largest state in South Brazil), Aeroeletrônica's workforce currently includes more than 180 employees - with plans for expanding the workforce in the near future. Based on technological investments, know-how transfer and extensive training of its employees at Elbit Systems’ headquarters,  Aeroeletrônica is a center of excellence for development, production and logistic support of advanced systems serving Brazilian as well as other South American customers.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Company Contact:	IR Contact:

Joseph Gaspar, Executive VP & CFO	Ehud Helft
Tel: +972-4-8316663	Kenny Green
j.gaspar@elbitsystems.com	CCG Investor Relations
Dalia Rosen, VP & Head of Corporate Communications	Tel: 1-646-201-9246
Tel: +972-4-8316784	elbitsystems@ccgisrael.com
dalia.rosen@elbitsystems.com
Elbit Systems Ltd

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.